UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Melco Resorts & Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

Melco Leisure and Entertainment Group Limited

c/o 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(852) 3151 3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5974W 10 3

1	NAME OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 757,229,043 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 757,229,043 shares
	9	SOLE DISPOSITIVE POWER 757,229,043 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 757,229,043 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,229,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. G5974W 10 3

1	NAME OF REPORTING PERSONS Melco Leisure and Entertainment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 757,229,043 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 757,229,043 shares
	9	SOLE DISPOSITIVE POWER 757,229,043 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 757,229,043 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,229,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G5974W 10 3

1	NAME OF REPORTING PERSONS Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

770,477,237(2) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole voting power with respect to 757,229,043 shares)

	8	SHARED VOTING POWER 757,229,043(1) shares (including shares disclaimed; see Item 5 below)
	9

SOLE DISPOSITIVE POWER

770,477,237(2) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole dispositive power with respect to 757,229,043 shares)

	10	SHARED DISPOSITIVE POWER 757,229,043(1) shares (including shares disclaimed; see Item 5 below)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

770,477,237(2) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to beneficially own 757,229,043 shares)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)

In addition, Mr. Ho holds options to purchase an aggregate of 4,596,981 Ordinary Shares and is entitled to receive (upon vesting) 217,140 restricted shares pursuant to the Issuer’s share incentive plan, all of which vested or will vest within 60 days of the date hereof, as further described in Item 5 below.

(2)

Includes options to purchase an aggregate of 4,596,981 Ordinary Shares, and 217,140 restricted shares which Mr. Ho is entitled to receive (upon vesting) pursuant to the Issuer’s share incentive plan, all of which vested or will vest within 60 days of the date hereof, as further described in Item 5 below.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on February 6, 2017, as amended by Amendment No. 1 filed on May 17, 2017 and Amendment No. 2 filed on November 19, 2018, with respect to the Issuer by the Reporting Persons (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2.	Identity and Background

As of the date hereof, Mr. Ho personally holds 42,339,132 ordinary shares of Melco International Development Limited (“Melco International”), representing approximately 2.79% of Melco International’s ordinary shares outstanding. In addition, 120,333,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 297,851,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco International are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco International are held by The L3G Capital Trust, 1,566,000 ordinary shares of Melco International are held by Maple Peak Investments Inc. and 6,873,000 ordinary shares of Melco International are held by LH Family Investment Inc., representing approximately 7.92%, 19.60%, 3.34%, 0.48%, 0.1% and 0.45%, respectively, of Melco International’s shares, all of which entities are owned by Mr. Ho, and/or persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds 309,476,187 ordinary shares of Melco International, representing approximately 20.37% of Melco International’s shares. Consequently, Mr. Ho may be deemed to beneficially own an aggregate of 836,563,396 ordinary shares of Melco International, representing approximately 55.05% of Melco International’s ordinary shares outstanding.

Item 4.	Purpose of the Transaction

This Amendment is filed to report the increase in the percentage of outstanding Ordinary Shares of the Issuer beneficially owned by the Reporting Persons following the Issuer’s publicly reported repurchase of its Ordinary Shares as described further in Item 5.

Item 5.	Interest in Securities of the Issuer

(a) As of 4:00 p.m., New York City time, on the date of this Amendment, the Reporting Persons each beneficially own an aggregate of 757,229,043 Ordinary Shares, which Ordinary Shares are held by Melco Leisure (the “Shares”). The Shares represent approximately 54.9% of the Issuer’s Ordinary Shares outstanding. In addition, Mr. Ho personally holds 8,434,073 Ordinary Shares, options vested or vesting within 60 days of the date hereof to purchase an additional of 4,596,981 Ordinary Shares and is entitled to receive (upon vesting) 217,140 restricted shares pursuant to the Issuer’s share incentive plan which will vest within 60 days of the date hereof, together representing a further approximately 0.96% of the Issuer’s Ordinary Shares outstanding. Percentages of the Ordinary Shares outstanding reported in this Amendment are calculated based upon the number of Ordinary Shares outstanding as of February 19, 2019, which reflects the number reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 12, 2018, as adjusted to reflect changes up through the Issuer’s repurchase of its Ordinary Shares in the form of American Depositary Shares, as announced by the Issuer in its Current Report on Form 6-K filed on February 19, 2019.

(b) The Reporting Persons have not effected any transaction in Ordinary Shares during the past 60 days, except as otherwise disclosed in this Amendment.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.7	Agreement with respect to filing of Schedule 13D/A, dated as of February 21, 2019, between Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2019

For and on Behalf of
MELCO INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Director

For and on Behalf of
MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Director

HO, LAWRENCE YAU LUNG

By:	/s/ Ho, Lawrence Yau Lung

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

99.7	Agreement with respect to filing of Schedule 13D/A, dated as of February 21, 2019, between Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung.